Securities and Exchange Commission
                         Washington, D.C. 20549

                               Form 11-K

               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                  THE SECURITIES EXCHANGE ACT OF 1934

             For the fiscal year ended:  December 31, 1996

                     Commission file number 1-10853

           Southern National Corporation 401(k) Savings Plan
           -------------------------------------------------
                        (Full title of the plan)

                      Southern National Corporation
                      -----------------------------
                      (Name of issuer of securities)

                          200 West Second Street
                         Winston-Salem, NC 27101
                         -----------------------
           (Address of issuer's principal executive offices)



Southern National Corporation 401(k) Savings Plan

Financial Statements as of December 31, 1996 and 1995

Together with Report of Independent Public Accountants




Report of Independent Public Accountants


To the 401(k) Savings Plan Committee of
Southern National Corporation:

We have audited the accompanying statement of net assets available for plan benefits, with fund information, of the Southern National Corporation 401(k) Savings Plan (the Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits, with fund information, for the years ended December 31, 1996 and 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years ended December 31, 1996 and 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in the notes thereto, information presented in the schedule of assets held for investment purposes does not disclose the historical cost for investments. Disclosure of this information is required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

As explained in the notes thereto, the Plan has not presented the schedule of reportable transactions (transactions in excess of 5% of the current value of plan assets at the beginning of the year) for the BB&T U.S. Treasury Money Market Fund, the BB&T Intermediate U.S. Government Bond Fund, the BB&T Growth and Income Stock Fund, the BB&T Balanced Fund, the BB&T Small Company Growth Fund and the BB&T five-year bank investment contracts. Disclosure of this information is required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Charlotte, North Carolina,
     June 11, 1997.

                               Southern National Corporation 401(k) Savings Plan
                   Statement of Net Assets Available for Plan Benefits, With Fund Information
                                             December 31, 1996

                                                                                        Southern
                                                                                        National
                                  Money           Fixed                               Corporation         Bank
                                  Market         Income             Equity               Common        Investment
                                   Fund           Fund               Fund              Stock Fund       Contracts
Assets:
Investments at fair value-
Common stock                $            0   $             0   $              0   $    251,088,090   $            0
Mutual funds                             0         4,973,893         15,092,164                  0                0
Five-year bank
  investment contracts                   0                 0                  0                  0        4,457,665
BB&T U.S. Treasury
  Money Market Fund             11,244,025                 0                  0                  0                0
                                11,244,025         4,973,893         15,092,164        251,088,090        4,457,665
Investments at cost -
  Participant loans                      0                 0                  0                  0                0
Total investments               11,244,025         4,973,893         15,092,164        251,088,090        4,457,665
Cash                                     0                 0                  0          1,357,759                0
Accrued interest receivable              0                 0                  0                  0                0
Total assets                    11,244,025         4,973,893         15,092,164        252,445,849        4,457,665
Notes payable                            0                 0                  0                  0                0
Net assets available
  for plan benefits          $  11,244,025    $    4,973,893   $     15,092,164   $    252,445,849   $    4,457,665



                                                    Small
                                                   Company
                                  Balanced          Growth           Loan           /-----------ESOP-----------/
                                     Fund            Fund            Fund          Allocated          Unallocated         Total
Assets:
Investments at fair value-
Common stock               $              0  $              0   $            0   $   9,986,816  $    2,653,543  $    263,728,449

Mutual funds                      2,059,419         4,109,789                0               0               0        26,235,265
Five-year bank
  investment contracts                    0                 0                0               0               0         4,457,665
BB&T U.S. Treasury
  Money Market Fund                       0                 0                0               0               0        11,244,025
                                  2,059,419         4,109,789                0       9,986,816       2,653,543       305,665,404
Investments at cost -
  Participant loans                       0                 0        5,565,035               0               0         5,565,035
Total investments                 2,059,419         4,109,789        5,565,035       9,986,816       2,653,543       311,230,439
Cash                                      0                 0                0             825               0         1,358,584
Accrued interest receivable               0                 0                0               0               0                 0
Total assets                      2,059,419         4,109,789        5,565,035       9,987,641       2,653,543       312,589,023
Notes payable                             0                 0                0               0         944,860           944,860
Net assets available
  for plan benefits       $       2,059,419  $      4,109,789   $    5,565,035   $   9,987,641  $    1,708,683  $    311,644,163

                     The accompanying notes to financial statements are an integral part of this statement.

                                Southern National Corporation 401(k) Savings Plan
                  Statement of Net Assets Available for Plan Benefits, With Fund Information
                                              December 31, 1995

                                                                                     Southern
                                                                                     National
                                  Money           Fixed                            Corporation         Bank
                                  Market         Income             Equity            Common        Investment        Balanced
                                   Fund           Fund               Fund           Stock Fund       Contracts          Fund
Assets:
Investments at fair value-
Common stock                $            0  $              0  $               0  $   93,955,513  $             0  $             0
Mutual funds                             0         5,033,017         10,567,435               0                0          356,884
Five-year bank
  investment contracts                   0                 0                  0               0        4,559,575                0
BB&T U.S. Treasury
  Money Market Fund             11,755,693                 0                  0               0                0                0
                                11,755,693         5,033,017         10,567,435      93,955,513        4,559,575          356,884
Investments at cost -
  Participant loans                      0                 0                  0               0                0                0
Total investments               11,755,693         5,033,017         10,567,435      93,955,513        4,559,575          356,884
Cash                                     0                 0                  0         614,883                0                0
Accrued interest receivable            290                 0                  0               0                0                0
Total assets                    11,755,983         5,033,017         10,567,435      94,570,396        4,559,575          356,884
Notes payable                            0                 0                  0               0                0                0
Accrued expenses                         0                 0                  0               0                0                0
Liabilities                              0                 0                  0               0                0                0
Net assets available
  for plan benefits          $  11,755,983    $    5,033,017   $     10,567,435   $  94,570,396    $   4,559,575  $       356,884


                                   Small
                                  Company                       Liabilities
                                  Growth           Loan            to be           /-----------ESOP-----------/
                                   Fund            Fund          Allocated          Allocated     Unallocated         Total
Assets:
Investments at fair value-
Common stock               $              0  $             0  $              0  $    6,459,923  $   4,566,587  $     104,982,023

Mutual funds                        780,087                0                 0               0               0        16,737,423
Five-year bank
  investment contracts                    0                 0                0               0               0         4,559,575
BB&T U.S. Treasury
  Money Market Fund                       0                 0                0               0               0        11,755,693
                                    780,087                 0                0       6,459,923       4,566,587       138,034,714
Investments at cost -
  Participant loans                       0         2,674,538                0               0               0         2,674,538
Total investments                   780,087         2,674,538                0       6,459,923       4,566,587       140,709,252
Cash                                      0                 0                0             327               0           615,210
Accrued interest receivable               0                 0                0               0               0               290
Total assets                        780,087         2,674,538                0       6,460,250       4,566,587       141,324,752
Notes payable                             0                 0                0               0       2,011,234         2,011,234
Accrued expenses                          0                 0           41,008               0               0            41,008
     Total liabilities                    0                 0           41,008               0       2,011,234         2,052,242
Net assets available
  for plan benefits       $         780,087  $      2,674,538  $       (41,008) $    6,460,250  $    2,555,353  $    139,272,510

                               The accompanying notes to financial statements are an integral part of this statement.



                                Southern National Corporation 401(k) Savings Plan
              Statement of Changes in Net Assets Available for Plan Benefits, With Fund Information
                                      For the Year Ended December 31, 1996

Statement
                                                                                     Southern
                                                                                     National
                                   Money          Fixed                            Corporation         Bank
                                  Market         Income             Equity            Common        Investment        Balanced
                                   Fund           Fund               Fund           Stock Fund       Contracts          Fund

Additions to net assets
     attributed to:
Investment income-
Dividends                   $            0  $              0  $               0  $    6,350,102  $             0  $             0
Interest                           524,710           295,720            826,351          34,401          284,955          128,474
Net appreciation in
     value of investments                0          (208,113)         1,734,531      68,669,259                0           66,489
Total investment income            524,710            87,607          2,560,882      75,053,762          284,955          194,963
Contributions-
Employer                           504,321           308,798          1,039,937       6,529,264          117,122          281,970
Employees                          824,048           392,938          1,477,172       9,138,670          152,060          463,982
Merged entity                      200,971            93,286            508,626      80,799,218          144,586          576,285
Total contributions              1,529,340           795,022          3,025,735      96,467,152          413,768        1,322,237
Other                                    0               453                436               0                0                0
Allocation of 69,080 shares
     of SNC common stock                 0                 0                  0               0                0                0
Total additions                  2,054,050           883,082          5,587,053     171,520,914          698,723        1,517,200
Deductions from net assets
     attributed to:
Withdrawals                     (1,719,618)         (300,201)          (603,843)    (11,621,272)        (286,164)        (353,792)
Administrative expenses            (13,894)          (15,139)           (16,375)        (23,436)         (12,843)          (4,709)
Interest expense                         0                 0                  0               0                0                0
Allocation of 69,080 shares
     of SNC common stock                 0                 0                  0               0                0                0
Loans to members -
     Interest income                30,663            15,042             34,137         213,090            6,802            6,756
Principal repayments               165,561            76,620            148,433       1,187,855           32,005           25,433
Net transfers of assets
     among funds                (1,028,720)         (718,528)          (624,676)     (3,401,698)        (540,433)         511,647
Net assets available for
plan benefits, beginning
     of year                    11,755,983         5,033,017         10,567,435      94,570,396        4,559,575          356,884
Net assets available for
plan benefits, end of year   $  11,244,025   $     4,973,893   $     15,092,164   $ 252,445,849   $    4,457,665   $    2,059,419

                                   Small
                                  Company                       Liabilities
                                  Growth           Loan            to be           /-----------ESOP-----------/
                                   Fund            Fund          Allocated          Allocated     Unallocated         Total
Additions to net assets
     attributed to:
Investment income-
Dividends                   $            0  $              0  $               0  $      331,811  $       109,597  $    6,791,510
Interest                             4,315           308,169                  0               0          133,837       2,540,932
Net appreciation in
     value of investments          482,486                 0                  0       3,045,100          696,999      74,486,751
Total investment income            486,801           308,169                  0       3,376,911          940,433      83,819,193
Contributions-
Employer                           595,027                 0                  0               0        1,200,108      10,576,547
Employees                          996,354                 0                  0               0                0      13,445,224
Merged entity                      325,317                 0                  0               0                0      82,648,289
Total contributions              1,916,698                 0                  0               0        1,200,108     106,670,060
Other                                    8                 0                  0               0                0             897
Allocation of 69,080 shares
     of SNC common stock                 0                 0                  0       1,669,263                0       1,669,263
Total additions                  2,403,507           308,169                  0       5,046,174        2,140,541     192,159,413
Deductions from net assets
     attributed to:
Withdrawals                       (127,043)         (233,557)                 0      (1,461,631)        (109,597)    (16,816,718)
Administrative expenses             (7,032)                0                  0               0           (8,243)       (101,671)
Interest expense                         0                 0                  0               0         (133,837)       (133,837)
Allocation of 69,080 shares
     of SNC common stock                 0                 0                  0               0       (1,669,263)     (1,669,263)
Loans to members -
     Interest income                 1,679          (308,169)                 0               0                0               0
Principal repayments                76,087        (1,711,994)                 0               0       (1,066,271)     (1,066,271)
Net transfers of assets
     among funds                   982,504         4,836,048             41,008         (57,152)               0               0
Net assets available for
     plan benefits, beginning
     of year                       780,087         2,674,538            (41,008)      6,460,250        2,555,353     139,272,510
Net assets available for
     plan benefits, end
     of year                 $   4,109,789   $     5,565,035   $              0   $   9,987,641   $    1,708,683   $ 311,644,163

                           The accompanying notes to financial statements are an integral part of this statement.

                                             Southern National Corporation 401(k) Savings Plan
                         Statement of Changes in Net Assets Available for Plan Benefits, With Fund Information
                                                   For the Year Ended December 31, 1995

                                                                           Southern
                                                                           National                                       Small
                              Money           Fixed                       Corporation       Bank                         Company
                              Market         Income          Equity         Common        Investment     Balanced         Growth
                               Fund           Fund            Fund        Stock Fund      Contracts       Fund            Fund
Additions to net
  assets attributed to:
Investment income-
Dividends            	$                0  $            0  $      17,212  $   2,788,482  $           0  $        0  $            0
Interest                         615,702         307,504        101,398         23,096        279,718       4,664               0
Net appreciation in
  value of investments                 0         412,524      2,265,500     20,457,254              0      15,316          79,134
Total investment income          615,702         720,028      2,384,110     23,268,832        279,718      19,980          79,134
Contributions-
Employer                         379,716         180,148        424,578      2,374,371         94,486      51,068          54,100
Employees                      1,292,118         457,495      1,039,720      4,564,046        170,478     105,785         116,563
Merged entities                2,362,285         657,778      1,036,361      6,997,043              0           0               0
Total contributions            4,034,119       1,295,421      2,500,659     13,935,460        264,964     156,853         170,663
Allocation of 79,180
  shares of SNC common stock           0               0              0              0              0           0               0
Total additions                4,649,821       2,015,449      4,884,769     37,204,292        544,682     176,833         249,797
Deductions from net assets
  attributed to:
Withdrawals                   (3,416,449)       (532,039)      (809,929)    (3,629,481)      (814,131)    (10,621)        (12,964)
Administrative expenses           (2,160)           (747)        (1,220)       (51,229)        (2,726)        (44)            (43)
Interest expense                       0               0              0              0              0           0               0
Other                                  0               0              0              0         (9,052)          0               0
Allocation of 79,180 shares
  of SNC common stock                  0               0              0              0              0           0               0
Loans to members
  - Interest income                    0               0              0              0              0           0               0
Principal repayments                   0               0              0              0              0           0               0
Net transfers of assets
  among funds                 (2,527,190)       (825,374)      (499,082)       781,699        878,401     190,716         543,297
Net assets available for
  plan benefits, beginning
  of year                     13,051,961       4,375,728      6,992,897     60,265,115      3,962,401           0               0
Net assets available for
  plan benefits, end
  of year             $       11,755,983  $    5,033,017  $  10,567,435  $  94,570,396  $   4,559,575  $  356,884  $      780,087




                                            Liabilities
                                Loan           to be           /--------ESOP--------/
                                Fund         Allocated        Allocated    Unallocated       Total
Additions to net
  assets attributed to:
Investment income-
Dividends              $                0  $           0  $    325,642  $   164,450  $    3,295,786
Interest                                0              0             0            0       1,332,082
Net appreciation in
  value of investments                  0              0     1,661,220    2,248,678      27,139,626
Total investment income                 0              0     1,986,862    2,413,128      31,767,494
Contributions-
Employer                                0              0             0    2,011,234       5,569,701
Employees                               0              0     1,853,829            0       9,600,034
Merged entities                         0              0             0            0      11,053,467
Total contributions                     0              0     1,853,829    2,011,234      26,223,202
Allocation of 79,180
  shares of SNC common stock            0              0     1,198,707            0       1,198,707
Total additions                         0              0     5,039,398    4,424,362      59,189,403
Deductions from net assets
  attributed to:
Withdrawals                             0              0      (705,550)    (149,701)    (10,080,865)
Administrative expenses                 0        (41,008)       (4,112)     (12,975)       (116,264)
Interest expense                        0              0             0     (251,026)       (251,026)
Other                                   0              0             0            0          (9,052)
Allocation of 79,180 shares
  of SNC common stock                   0              0             0   (1,198,707)     (1,198,707)
Loans to members
  - Interest income               136,909              0             0            0         136,909
Principal repayments            1,071,371              0             0   (1,760,208)       (688,837)
Net transfers of assets
  among funds                   1,466,258              0        14,810      (23,535)              0
Net assets available for
  plan benefits, beginning
  of year                               0              0     2,115,704    1,527,143      92,290,949
Net assets available for
  plan benefits, end
  of year              $        2,674,538  $     (41,008)  $ 6,460,250  $ 2,555,353  $  139,272,510

               The accompanying notes to financial statements are an integral part of this statement.


          Southern National Corporation 401(k) Savings Plan
                  Notes to Financial Statements
                   December 31, 1996 and 1995

1.  Description of Plan:

The following description of the Southern National Corporation 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

Branch Banking and Trust Company (BB&T or the Bank) established the Savings and Thrift Plan for the Employees of Branch Banking and Trust Company on
July 1, 1982, for the purpose of promoting the future economic welfare of the Bank's employees. Effective January 1, 1996, Southern National's Employee Stock Ownership Plan was merged into the Savings and Thrift Plan for the Employees of Branch Banking and Trust Company to form the Southern National Corporation 401(k) Savings Plan. The Plan offers seven investment options for employee contributions: the BB&T U.S. Treasury Money Market Fund, the BB&T Intermediate U.S. Government Bond Fund, the BB&T Growth and Income Stock Fund, the BB&T Balanced Fund, the BB&T Small Company Growth Fund, BB&T Five-Year Bank Investment Contracts (which invests in five-year guaranteed income contracts of the Bank) and the Southern National Corporation Common Stock Fund. Each participant may elect to direct employee and employer contributions to any combination of the funds. Participants may change their investment elections daily.

The Plan covers all employees who meet the age and service requirements.
Under the terms of the Plan, employees are eligible to participate in the Plan at age 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.

Contributions to the Plan are made monthly by employees in amounts equal to whole percentages, from 1% to 16%, of their monthly compensation. The Bank makes matching contributions of 100% up to 6% of each participant's compensation contributed to the Plan. Participants are fully vested in their accounts at all times.

The Plan permits a participant to borrow up to 50% of their account balance, but not more than the lesser of one-half of the value of the account balance, not to exceed $50,000 or $50,000 minus the participant's highest outstanding loan amount of the prior 12 months. The minimum loan amount is $1,000. Only one loan can be made during the plan year and a participant may have only one loan outstanding at any time. The interest rate to be paid on the amounts borrowed is equal to the Bank's prime lending rate plus 1% at the time of the loan.

Under terms of the Plan, a participant is allowed to withdraw certain funds from his account twice a year. Upon retirement, a participant may elect to have distributions paid from this account in installments over a period not to exceed the longer of 15 years, the participant's life expectancy, or the life expectancy of the participant and beneficiary, a lump sum, or any combination of the two.

Employee Stock Ownership Plan

The Employee Stock Ownership Plan (ESOP) is a separate fund of the Plan and is only for the employees of certain acquired institutions. The ESOP initially purchased common shares using the proceeds of notes payable (see Note 6). The common shares are maintained in a trust under the Plan and debt repayments are funded by corporate contributions to the trust. As debt repayments are made, shares are allocated to eligible employees' accounts in accordance with applicable regulations under the Internal Revenue Code (IRC). Shares vest fully upon allocation. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to the accounts of employees with vested rights in allocated stock (Allocated) and stock not yet allocated to employees (Unallocated).

2.  Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Reclassification

Certain prior year amounts have been reclassified to conform with the current year presentation.

Investments in Securities

Investments in securities are stated at fair value. The fair value of marketable securities is based on published quotations obtained from national securities exchanges. Investments in mutual funds are valued at fair value based on quoted market prices of the underlying fund securities. Bank investment contracts are stated at contract value, which do not materially differ from market value.

Securities transactions are recorded on the trade date. Dividend income is recorded on the exdividend date.

Investments in Participant Loans

Investments in participant loans are stated at cost. Adjustments necessary to reflect the fair value of the loans would not be material to the financial statements.

Administrative Expenses

Administrative expenses for trustee and recordkeeping fees are incurred by the Plan. The Plan sponsor has elected to pay all other administrative fees related to professional services provided to the Plan. Trustee fees consist primarily of administrative services rendered by the Bank's Trust Division (see Note 8).

3.  Determination of Participants' Account Balances:

  -  Participants' account balances are valued daily as follows-
     Employee and matching employer contributions when contributed are added to the participants' accounts for each type of investment fund.
  -  Participants' accounts are reduced by amounts withdrawn.
  - Earnings from each investment fund are allocated within that fund as specified by the Plan. Dividends received on SNC common stock are credited to participants' accounts based on the number of shares of stock held for each participant electing to invest in stock. Earnings from mutual funds are allocated based upon the ratio that each participant's adjusted account balance, as defined by the Plan, bears to the total of all participants' account balances.

4.  Investments:

The Plan's investments are administered by the Bank's Trust Division. The appreciation in value of the Plan's investments (including investments bought and sold as well as held during the year) is as follows:

                                                        Net Appreciation
                                                     1996            1995
     Common stock                             $   71,478,924    $  22,606,944
     Mutual funds                                  2,075,393        2,772,474
                                              $   73,554,317    $  25,379,418

At December 31, 1996 and 1995, the fair market value of individual investments that represent 5% or more of the Plan's total net assets are as follows:

                                                     1996            1995
     Southern National Corporation
       common stock                           $  263,728,449    $  104,982,023
     BB&T U.S. Treasury Money Market Fund	         11,244,025        11,755,983
     Branch Banking & Trust Company Growth
       and Income Stock Fund                      15,092,164        10,567,435
     Branch Banking & Trust Intermediate
       U.S. Government Fund                        4,973,893         5,033,017

Included above, at December 31, 1996 and 1995, respectively, are approximately 276,323 and 246,092 shares of the ESOP's Southern National Corporation common stock which were allocated to the participants' accounts with 73,201 and 173,965 shares being unallocated.

5.  Tax Status:

The Internal Revenue Service (IRS) issued its latest determination letter on September 6, 1996, which stated that the Plan and its underlying trust qualify, in form, under the applicable provisions of the IRC and therefore are exempt from federal income taxes. In the opinion of the plan administrator, the Plan and its underlying trust are currently being operated in compliance with the applicable requirements of the IRC.

6.  Notes Payable:

The ESOP initially purchased common shares using the proceeds of notes payable (see Note 1). The notes bear interest at rates ranging from 7% to 9%, payable annually. The principal balance for each note is to be repaid in monthly installments over the life of the note, with final payments due at various times from July 1996 to November 1998.

The debt is guaranteed by the Bank and secured by the unallocated shares of SNC common stock.

7.  Plan Termination:

Although it has not expressed an intent to do so, the Bank has the right to discontinue its contributions at any time or to terminate the Plan. In the event of plan termination, the assets would be distributed in accordance with the plan documents.

8.  Related-party Transactions:

During the years ended December 31, 1996 and 1995, the Plan purchased 1,075,823 and 677,392 shares, respectively, of SNC common stock at a cost of $31,250,672 and $16,072,633, respectively. In addition, 492,036 and 321,169 shares were distributed during 1996 and 1995, respectively, to employees who withdrew their vested interests. The Plan received cash dividends of $6,791,510 and $3,278,574 on its investment in Southern National Corporation common stock during 1996 and 1995, respectively.

Included in plan assets are mutual funds sponsored by the Bank, guaranteed income contracts issued by the Bank and cash on deposit at the Bank.

The cost of administrative services rendered by the Bank's Trust Division for the years ended December 31, 1996 and 1995, was $357,648 and $116,264, respectively (see Note 2).

9.  Subsequent Event:

Effective May 19, 1997, Southern National Corporation's shareholders voted to change the holding company's name to BB&T Corporation. Accordingly, the Southern National Corporation 401(k) Savings Plan became the BB&T Corporation 401(k) Savings Plan on that date.

                                                                    Schedule I

                  Southern National Corporation 401(k) Savings Plan

            Item 27(a) - Schedule of Assets Held for Investment Purposes
                              December 31, 1996
Par Value
or Shares      Identity of Party and Description of Assets    Cost      Fair Value
11,244,025    *BB&T U.S. Treasury Money Market Fund             **    $  11,244,025
	             *Branch Banking and Trust Company Intermediate
   509,620     U.S. Government Bond Fund                        **        4,973,893
             	*Branch Banking and Trust Company Growth
   955,200     and Income Fund                                  **       15,092,164
 7,244,766	   *Southern National Corporation Common Stock Fund          263,728,349
 4,457,665	   *Five-Year Bank Investment Contracts              **        4,457,665
   179,048   	*Branch Banking and Trust Company Balanced Fund   **        2,059,419
             	*Branch Banking and Trust Company Small Company
   202,852     Growth Fund                                      **        4,109,789
 5,565,035	    Participant loans, varying maturities, rates
               ranging from 7.00% to 10.00%                     **        5,565,035

*    Denotes party-in-interest.

**   Note:  The above schedule could not be completed due to the trustee's inability to provide cost information for these investments.

                                                                     Schedule II

                  Southern National Corporation 401(k) Savings Plan

                 Item 27(d) - Schedule of Reportable Transactions (1)
                                December 31, 1996
                                                                       Aggregate
                                                                        Selling      Aggregate
                                                                       Price or       Cost of        Net
                                                        Aggregate      Maturity        Asset      Realized
                                                         Purchase     Proceeds (2)    Sold or       Gain
Identity of Party and Description of Assets           Price (2) (3)      (3)          Matured      (Loss)

Southern National Corporation
  Common Stock-
    Purchases                                          $31,250,672   $           0      $0           $0
    Sales                                                        0      15,093,727       *            *




*Historical cost information is unavailable and is therefore not provided in this schedule.

(1)    This schedule presents transactions in any security where the aggregate of transactions in that security exceeds 5% of plan assets at January 1, 1996.

(2)    The value of securities at the time of purchase or sale is the market value.

(3)    Brokerage commissions are included in purchase prices and deducted from sales proceeds.

Note:  The above schedule could not be completed for the BB&T U.S. Treasury Money Market Fund, the BB&T Intermediate U.S. Government Bond Fund, the BB&T Growth and Income Stock Fund,
       the BB&T Balanced Fund, the BB&T Small Company Growth Fund and the BB&T Five-Year Bank
       Investment Contracts due to the inability of the Trustee to provide this information.


                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees and Savings Plan Committee have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date:  June 30, 1997                 Southern National Corporation
                                     401(K) Savings Plan

                                     /s/  Raymond K. MuCulloch
                                     Raymond K. MuCulloch
                                     Senior Vice President


